EARLYBIRDCAPITAL, INC.

366 Madison Avenue | 8th Floor

New York, NY 10017

September 14, 2017

VIA EDGAR

Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Attn: H. Roger Schwall

Re:	Draper Oakwood Technology Acquisition, Inc. (the "Company") Registration Statement on Form S-1 (File No. 333-220180) (the "Registration Statement")

Dear Mr. Schwall:

In connection with the Registration Statement on Form S-1 of Draper Oakwood Technology Acquisition, Inc., the undersigned, which is acting as the representative of the underwriters of the offering, hereby requests acceleration of the effective date and time of the Registration Statement to 4:00 P.M., Thursday, September 14, 2017 or as soon thereafter as practicable, pursuant to Rule 461 of the Securities Act of 1933.

Very truly yours,

EARLYBIRDCAPITAL, INC.

By:	/s/ Steven Levine
	Name: Title:	Steven Levine CEO